FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 18 July 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Annual General Meeting Poll Results     18 July 2003
2.    Annual General Meeting Special Resolutions    18 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    23 July 2003
Sarah Billington Manager Shareholder Services

In accordance with Rule 9.31(b), the following documents have today been delivered to the Document Viewing Facility at The UK Listing Authority:
Special resolution to amend the Articles of Association; and
Special resolution regarding allotment of shares and waiver of pre-emption rights.
Alan Buchanan
Company Secretary
18 July 2003

British Airways Plc Poll Results - AGM 15 July 2003

Resolution            For          Against
1. Report and Accounts             527,714,145     363,523
2. Remuneration Report             470,810,265     34,145,505
3. Adoption of New Article 78         523,193,590     6,304,702
4. Re-election of Roderick Eddington    525,015,159     7,627,679
5. Re-election of Martin Broughton    504,266,417     8,564,539
6. Re-election of Baroness O'Cathain    498,801,125     9,707,671
7. Re-election of Dr Martin Read    504,298,389    8,535,308
8. Re-appointment of Auditor        525,209,532     1,170,633
9. Remuneration of Auditor        530,830,819     1,787,109
10. Allotment of Shares             528,557,146     4,023,177